QUANTEDGE CAPITAL USA INC.

Financial Statements and

Supplementary Information

Pursuant to Rule 17a-5(e)(3) under the

Securities and Exchange Act of 1934

As of and for the year ended December 31, 2020

(with Reports of Independent Registered Public Accounting Firm Therein)

(Confidential Treatment Requested)

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69679

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: QUANTEDGE CAPITAL USA INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 MADISON AVENUE
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Lowen 212 326-6933
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly US, LLP
(Name – if individual, state last, first, middle name)

One Penn Plaza - Suite 3000	New York	NY	10119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Daniel Lowen _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of QUANTEDGE CAPITAL USA INC. _____, as of December 31, _____, 20 20 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PETER J SENDROWSKI
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SE6356733
Qualified In Nassau County
My Commission Expires 04-10-2021

_____
Signature

President + CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUANTEDGE CAPITAL USA INC.

INDEX

December 31, 2020



Report of Independent Registered Public Accounting Firm

To the Stockholder of
Quantedge Capital USA, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Quantedge Capital USA, Inc. (the Company) as of December 31, 2020, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly US, LLP

We have served as the Company's auditor since 2018.

New York, New York
February 18, 2021

QUANTEDGE CAPITAL USA INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

Assets

Cash	$	775,486
Prepaid expenses and other assets		39,700
Total Assets	$	815,186

Liabilities and Stockholder's Equity

Liabilities

Due to affiliate	$	4,648
Accounts payable and accrued expenses		63,735
Total Liabilities		68,383

Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	569,990
Retained earnings	176,803
Total Stockholder's Equity	746,803
Total Liabilities and Stockholder's Equity	$ 815,186

QUANTEDGE CAPITAL USA INC.

STATEMENT OF INCOME

Year Ended December 31, 2020

Revenues		
Service fee	$	900,000
Interest		38
Total revenues		900,038
Expenses		
Employee compensation and benefits		600,172
Other expenses		78,158
Professional fees		88,812
Communication and technology		34,213
Occupancy		43,800
Travel and entertainment		9,640
Regulatory and registration fees		3,850
Total expenses		858,645
Income before provison for income taxes		41,393
Income tax provision		7,439
Net Income	$	33,954

QUANTEDGE CAPITAL USA INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2020

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Stockholder's equity, beginning of year	$10	$ 569,990	$ 142,849	$ 712,849
Net income	-	-	33,954	33,954
Stockholder's equity, end of year	$10	$ 569,990	$ 176,803	$ 746,803

QUANTEDGE CAPITAL USA INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2020

Cash flows from operating activities		
Net income	$	33,954
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses and other assets		(4,684)
Accounts payable and accrued expenses		5,812
Due to affiliate		(9,808)
Net cash provided by operating activities		25,274
Net increase in cash		25,274
Cash, beginnning of year		750,212
Cash, end of year	$	775,486
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Income taxes paid	$	15,092

QUANTEDGE CAPITAL USA INC.

NOTES TO FINANCIAL STATEMENTS

1. Nature of Business

Nature of Business

Quantedge Capital USA, Inc. (the "Company") was organized as a corporation in the state of Delaware on August 21, 2015. The Company is 100% owned by Quantedge Inc. (the Parent). The Company was organized to engage solely in marketing and facilitating the private placement of investments in Quantedge Global Fund, also 100% managed by the Parent. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") effective March 30, 2016. In addition, the Company is a member of Securities Investor Protection Corporation ("SIPC") and National Futures Association (NFA). On February 1, 2017, the Company changed its registration status from full service Broker-Dealer to a Capital Acquisition Broker.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

Management has analyzed the tax positions taken and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

The Company's federal, state and local tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. As of December 31, 2020 the tax year that remain subject to examination by the federal, state, local and foreign tax jurisdictions under statue of limitations are 2016 and forward (with limited exceptions). The Company would recognize accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenues in accordance with ASC 606, Revenue from Contracts with Customers, which stipulates that revenue generally is realized or realizable and earned, once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collectability is assessed as probable.

QUANTEDGE CAPITAL USA INC.

NOTES TO FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (Continued)

Service Fee

The Company earns a monthly service fee from an affiliate under common control for the marketing and facilitating the private placement of investments in to affiliated funds. The monthly service fee is established in the expense sharing agreement and revisited annually via a pro forma analysis. The analysis is done during December and January, and if the fee is amended, the new fee takes effect in February.

Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes. The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities based on presently enacted tax laws and rates.

At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's 2017 through 2020 tax years are open for examination by the federal, state and local tax authorities.

Leases

The Company follows the provisions of ASU 2016-02, Leases (Topic 842), which superseded the existing guidance for lease accounting. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application. The Company evaluated its existing vendor agreements, including its expense sharing agreement for the recognition criteria under this guidance. It was determined that as of January 1, or during the year ended December 2020 no agreements or arrangements existed that would be classified as a lease under the adopted guidance.

3. Related Party Transactions

Service Agreement and Due to/from Affiliate

Pursuant to a service agreement with Quantedge USA Inc., an affiliate under common control, Quantedge USA Inc. provides various services to the Company. These include rent, utilities, the use of fixed assets, travel, general office insurance and IT support. For the year ended December 31, 2020, the total amount incurred by the Company under this agreement was approximately $58,400. The Company paid approximately $62,700 in 2020, which includes approximately $8,900 that was a payable to the affiliate at December 31, 2019. For the year ended December 31, 2020, the Company owed approximately $4,600 to the affiliate.

Pursuant to an agreement for the year ended December 31, 2020, 100% of the Company's revenue was derived from an affiliate under common control, Quantedge Capital Pte., Ltd.

QUANTEDGE CAPITAL USA INC.

NOTES TO FINANCIAL STATEMENTS

4. Net Capital Requirement

The Company is a member of the Financial Industry Regulatory Authority and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company's net capital was $707,103 which was $702,103 in excess of its minimum requirement of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.10 to 1 as of December 31, 2020.

5. Exemption from Rule 15c3-3

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff.

6. Concentration of Credit Risk

The Company is engaged in brokerage activities in which it engages in investment activities. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash. The Company places its cash with one high credit quality institution. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash.

7. Guarantees and Indemnifications

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index, or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2020 or during the year then ended.

The Company has no indemnifications to disclose at December 31, 2020 or during the year then ended.

8. Risks and Uncertainties

During 2020 the World Health Organization has declared the outbreak of the coronavirus ("Covid-19") to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact of financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

QUANTEDGE CAPITAL USA INC.

NOTES TO FINANCIAL STATEMENTS

9. Allowance for Credit Losses

Effective January 1, 2020, the Company adopted ASU 2016-13 Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The Company identified fees receivable carried at amortized cost as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the first reporting period effective. The Company believes there is no impact to opening stockholder's equity upon adoption of ASC 326.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2020.

10. Income Taxes

For the year ended December 31, 2020, the Company's provision for income taxes consisted of current federal income taxes of approximately $7,400. At December 31, 2020, the Company had a current federal income tax overpayment of approximately $6,100 included in Prepaid expenses and other assets in the accompanying statement of financial condition. The Company accounts for interest and penalties related to income tax matters and uncertain tax positions as part of federal tax expense. There were no material interest or penalties for the year ended December 31, 2020.

11. Subsequent Events

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there are no events which took place that would have a material impact on its financial statements.

QUANTEDGE CAPITAL USA INC.

SUPPLEMENTARY INFORMATION **Schedule I**

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2020

Stockholder's equity	$ 746,803
Non-allowable assets	39,700
Net capital	$ 707,103
Aggregate indebtedness	$ 68,383
Computed minimum net capital required (6 2/3% of aggregate indebtedness)	$ 4,559
Minimum net capital required (under SEC Rule 15c3-1)	$ 5,000
Excess net capital	$ 702,103
Ratio of aggregate indebtedness to net capital	0.10 : 1

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's originally filed unaudited Form X-17A-5, Part II-A filing as of December 31, 2020.

QUANTEDGE CAPITAL USA INC.

Schedule II

SUPPLEMENTARY INFORMATION

STATEMENT REGARDING SEC RULE 15C3-3

Computation for Determining of the Reserve Requirement and Information Relating to Possession or Control Requirements

Year ended December 31, 2020

The Firm will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has represented that it does not and will not,

1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers
2) does not and will not carry accounts of or for customers
3) does not and will not carry PAB accounts

The firm's business activities are, and will remain:

a) Private placements of securities and
b) Broker selling securities of only one issuer or associate issuers.



Report of Independent Registered Public Accounting Firm

To the Stockholder of
Quantedge Capital USA, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Quantedge Capital USA, Inc. (the Company) stated that Quantedge Capital USA, Inc. does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) Quantedge Capital USA, Inc. stated that Quantedge Capital USA, Inc. is filing its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because Quantedge Capital USA, Inc. limits its business activities exclusively to engaging solely in activities permitted for capital acquisition brokers (CAB) as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB, and Quantedge Capital USA, Inc. (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Quantedge Capital USA, Inc.); (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3 throughout the year ended December 31, 2020 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly US, LLP

New York, New York
February 18, 2021

QUANTEDGE CAPITAL USA INC.

Quantedge Capital USA Inc.'s Exemption Report

Quantedge Capital USA INC. (the "Company") is a registered broker–dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Daniel Lowen, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: President & CEO

February 18, 2021



Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

To the Stockholder of
Quantedge Capital USA, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Quantedge Capital USA, Inc. (the Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation Form SIPC-7) for the year ended December 31, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly US, LLP

New York, New York
February 18, 2021

Quantedge Capital USA Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2020

		Amount
Total assessment	$	1,350
SIPC-6 general assessment Payment made on July 24, 2020		(675)
SIPC-7 general assessment Payment made on February 18, 2021		(675)
Total assessment balance (overpayment carried forward)	$	-